ANNUAL REPORT  2007

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

						Interest/
Project	Elements	Location	Claims	Hectares	Acres	Ownership
Nor	Iron Oxide-Copper-	Yukon Territory	448	9,363	23,127	100% / NSR
	Gold-Uranium
Turn River	Uranium, Nickel	Yukon Territory	3,531	74,287	183,567	50%
Kuda	Silver, Lead, Zinc	Yukon Territory	279	6,040	14,926	60% / NSR
U Claims	Uranium	Yukon Territory	90	1,881	4,647	100% / NSR
White River	Copper	Yukon Territory	32	669	1,652	100% / NSR
Carswell	Uranium	Saskatchewan	1	2,425	5,993	100%
Bear River	Gold	British Columbia	31	775	1918	100% / NSR
Copper Hill	Gold, Copper, Nickel	Ontario	849	14,500	35,830	65.32% of
						Golden Harp
						Resources Inc.

Brannerite (uranium oxide) crystals from the Nor, magnified 40X.

Grab samples from Nor have returned assay values from 0.11% to 5.54% U3O8 over 1.1 km.

Michael Sanguinetti, P.Eng, Consulting Geologist, is the Qualified Person as defined under NI43-101 responsible for the technical information contained herein.

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

Letter to Shareholders

On behalf of the board, management and staff, I wish	In 2007, International KRL also focused on diversifying
to thank all our loyal shareholders for sharing our	its mineral property portfolio to increase its exposure to
determination and enthusiasm and for their continued	uranium and base metal projects. Significant acquisitions
support during the past year. I would also like to	include: Turn River uranium-nickel project, Kuda silver-
acknowledge the efforts of our team.	lead-zinc project, U Claims uranium project and the White
River copper project.
International KRL has dedicated its efforts to evaluating
and advancing the Nor project as well as diversifying the	International KRL partnered with Logan Resources Ltd.
Company’s exploration portfolio. As an exploration	(TSXV:LGR) to acquire the Turn River project through
company, International KRL specializes in acquiring mineral	staking. Staking is a more economic method for the
properties with excellent discovery potential; evaluating	Company to acquire exploration projects of this magnitude
them effectively, and as quickly as feasible, then either	since the net acquisition cost is simply the staking costs
moving forward with drill programs or switching to the	rather than the cash payments, share issuances and net
next project. International KRL’s business strategy of having	smelter royalties (NSR) that are often fundamental in
a number of projects at varying stages with potential for	property option agreements. The value and potential of the
different commodities enables the Company to maximize	Turn River project was articulated further by the recently
opportunities as the markets and commodity prices dictate	announced $15 million option agreement with Longview
and focus on projects with the best potential at that time.	Capital Partners (TSX:LV) for a 50% interest in the project.
This development ensures that International KRL
One of the highlights of fiscal 2007 was the confirmation of	shareholders have access to the upside discovery potential
extensive alteration and the intersection of copper sulphide	of this uranium/nickel project as well as the benefits
mineralization with values from 0.25% to 1.6%, in four of	resulting from the significant exploration program outlined.
nine drill holes during the 2006 program at Nor. The 2007	In addition, it has eliminated the dilution to share capital
drill program continued to test these promising copper tar-	that would have resulted if International KRL was to fund
gets and began to evaluate the uranium targets. An exten-	the exploration program. The Company is delighted
sive exploration program was carried out this year including	to partner with the Longview team who have a very
diamond drilling, prospecting, scintillometer surveys, high-	successful track record of advancing projects.
resolution airborne magnetic and radiometric surveys. The
information obtained from the 2007 programs continues	Your Company also recently added the Kuda project to
to provide encouragement and advances the geological	its portfolio. The location and easy road access of this
understanding of this significant multi-element project.	significant silver-lead-zinc project facilitates a lengthy
exploration and drill program, which complements our
Drilling is the only conclusive exploration tool that can	other programs in the Yukon. The planned drill program at
determine the mineral potential of a property. In an	Kuda, combined with the flow of results from the summer
environment where it is increasingly challenging to secure	exploration programs should provide for an engaging Fall.
quality drilling service providers, the Company is grateful
to DJ Drilling of Watson Lake for providing the crews and	As this letter is being written, commodity prices are soaring
equipment to facilitate the ongoing evaluation at Nor	again. There is solid global demand, low inventories and
during the 2007 field season. While drilling was slow due	constrained supply with relatively few advanced stage
to the highly faulted nature of the rock, these conditions	projects heading into production, these conditions bode
create ideal conduits for mineral deposition. Seven drill	well for juniors like International KRL with large multi-
holes were completed before the winter weather set in;	element projects. We look forward to reporting our
assays are pending. Compilation of results from geophysical	progress in the year ahead.
surveys and prospecting programs is ongoing.

International KRL discovered additional uranium showings	/s/ Seamus Young
on the northern part of the property, which returned values	Seamus Young President & CEO
from 0.11% to 5.54% U3 O8 over 1.1 km. The Company	October 2, 2007
intends to continue evaluating the uranium potential at Nor
and has an extensive trenching program outlined for 2008
to better detail the size and characteristics of the structure.

2 0 0 7 A N N U A L R E P O RT 1

International KRL Resources Corp.
is a mineral exploration
company engaged
in the acquisition,
exploration and
advancement
of Canadian
mineral
properties.

Nor Project, Yukon Territory
Iron Oxide-Copper-Gold-Uranium

The 100%-owned (subject to 2% NSR) Nor property is
comprised of 448 mining claims covering approximately
9,363 hectares (23,127 acres). The Company expanded its land package at the end of the 2006 field season, to secure ground surrounding the geophysical expression of the Wernecke
Breccia. The property is located on the east side of the
Richardson Mountains, 65 km east of the Dempster
Highway and approximately 395 km north of Dawson City.

Nor bears striking geological, geophysical and
geochemical similarities with the Olympic Dam IOCG
deposit in Australia and that model continues to be
the best fit for evaluating Nor. The 2006 diamond
drill program identified promising copper
mineralization in four of nine drill holes.

The objective of the program was to determine
the extent of the hematite-rich breccia along an
8 km strike and evaluate mineralization that may be associated with the copper-uranium-gold-rare earth element geochemical
anomalies outlined during the 2005 exploration program.

2 E X P L O R AT I O N R E V I E W	Hand trenching and scintillometer work at Nor.

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

Exploration Review

The Company determined that there is	The objective of the 2007 drill program was to
mineralization and alteration evident over much	follow up on the encouraging copper mineralization
of the property, fulfilling one of its key objectives.	identified in 2006 and begin testing uranium targets.
The Company was encouraged by the information	Seven diamond drill holes were completed – assays
obtained from the 2006 program, and secured	are pending.
additional claims as a result.
The Company also conducted an airborne
The most significant intersection from a geological	radiometric survey as well as a high-resolution
perspective came from hole NOR-009-06 which	magnetic survey to delineate the alteration zones
intersected 20 m of 0.25% Cu, including 7 m of	and the known uranium and copper mineralization.
0.32% Cu. As the 2006 program continued, the	These techniques expand previous surveys by
geological model was further clarified and the	providing additional detail and vectoring the
drilling was focused accordingly on the contact	extensive geophysical and geochemical anomalies.
between the Wernecke Breccia and the Proterozoic
Fairchild Lake Group Rocks. The model is analogous	In addition, an extensive prospecting and mapping
to the Olympic Dam where mineralization is	program continued in 2007. The scintillometer
concentrated on the contacts represented by a	survey identified a number of new brannerite
change of alteration. NOR-009-06 was the most	showings. Three grab samples taken over 25 metres
successful outcome of this exercise. In addition,	returned assay values of 1.30%, 1.48%, and 5.54%
NOR-005-06 intersected the highest grades of 0.9%	U3 O8 . These new samples were collected from an
Cu over 2 m, including 1.6% Cu over 1 m and 0.6%	area 78 metres away from the sample grading 4.8%
Cu over 5 m, including 0.7% Cu over 3 m. The	U3 O8 from the original showing. The brannerite
intersections from this hole confirmed the surface	is hosted in a potassic feldspar-altered silicious
soil geochemical results. The alteration around	structure. Hand trenching did not expose sufficient
these holes is extensive and the contact between	bedrock to confirm the orientation due to
the two rock types represents a priority target.	overburden, slumping and permafrost. Trench
mapping suggests that the structure appears to be
Other highlights from the 2006 season at Nor	a north to north-northwest striking, steeply dipping
included grab samples, which returned assay	vein. The Company is seeking the additional permits
values between 0.045% and 4.8% U3 O8 . The uranium	required to use equipment necessary to conduct
oxide mineral in the samples is brannerite. Both the	mechanized stripping and trenching to gain better
mineral and the assay values coincide with work by	exposure and understanding of the mineralization.

previous operator Getty Minerals. The high-grade
sample, collected by company geologists, was taken	The 2006 and 2007 exploration programs
from float material and is coincident with the	continued to provide valuable and encouraging
geochemical anomaly at the contact of the Fairchild	information about Nor. The Company looks
Group rocks and the Wernecke Breccia, which is	forward to reporting the results.
known in the Yukon for its uranium potential. This
sample is significant because it confirms the values
(0.8% to 4% uranium) received by Getty Minerals in
float in the same area (Assessment Report, Nor
Project for Getty Minerals, 1977).

The Company continued the geological and
economic evaluation of Nor in the 2007 field season.

2 0 0 7 A N N U A L R E P O RT 3

A $15M agreement with Longview
Capital Partners for a 50% interest in
Turn River articulates the value created by
International KRL and Logan’s strategic
research and staking efforts and the
potential of the uranium/nickel project.

Turn River Project, Yukon Territory
Uranium, Nickel

International KRL joined forces with Logan
Resources Ltd. (TSXV:LGR) to undertake a
massive staking operation to secure a
significant land package with considerable
potential for uranium in the Cassiar Plateau
region of the Yukon Territory. Subsequent to year end,
they staked an additional block (Anna) which has excellent nickel potential.
The project consists of 3,531 claims over twelve independent blocks, covering
743 square kilometres, 74,287 hectares (183,567 acres). The property is located approximately 95 km northeast of Whitehorse and may be serviced from the
Canol Road. Each company holds a 50% interest in the project.

The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region. The uranium silt geochemical values from
Turn River sampling are consistently high, with significant values of up to
291 ppm, which is 21 times higher than the 95th percentile (13.6 ppm)
for uranium silt geochemical samples in the Yukon and 8 times higher than the 95th percentile (34.7 ppm) in the Cassiar Plateau region.

The most recently staked claim block covers a package of ultramafic intrusives and volcanics. A 2003 regional stream geochemical survey conducted by the
Geological Survey of Canada on the property returned values up to 545 ppm nickel which are coincident with an ultramafic intrusive package. The elevated nickel values as well as the coincident ultramafic intrusive package in the
Anna claim block at Turn River are prime targets for nickel exploration.
High resolution airborne radiometric and magnetic surveys were completed during the 2007 field season. Results are pending.

4 E X P L O R AT I O N R E V I E W	Crew landing at prospecting site.

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

continued Exploration Review

Subsequent to year end, International KRL and	The Kuda project is a tremendous addition to the
Logan Resources signed an agreement with	Company’s portfolio and provides exposure to a
Longview Capital Partners Incorporated (TSXV:LV)	project with excellent high-grade silver-lead-zinc
granting Longview Capital Partners the option to	potential. The property’s location and easy road
earn a 50% interest in their Turn River uranium-	access facilitate drilling in the winter months which
nickel project in the Yukon for CDN$15 million in	complements the Company’s summer exploration
staged exploration expenditures.	programs. IRK has secured a drill and anticipates
mobilizing its exploration crew shortly to prepare
Longview Capital Partners has assigned its option	for drilling.
to It's Your Nickel Exploration Ltd., a private
company partially owned by Longview Capital.	The Kuda property was discovered in 1983 by
If, as currently planned, It's Your Nickel Exploration	Regional Resources Ltd. (later Fairfield) and initial
spends $2 million in year 1, $2 million in year 2,	work consisted of prospecting, geochemical surveys,
$3 million in year 3 and $4 million in years 4 and	mapping, road construction, induced polarization
5 for a total of $15 million, then It's Your Nickel	surveys and excavator trenching. A trenching
Exploration will own 50% of the Turn River Project	program (2,712 m) in 1988 tested two parallel zones
and both International KRL and Logan Resources	of coincident soil geochemical and IP anomalies,
would own 25% respectively.	which are referred to as the North and South zones.

All of IRK’s and Logan Resources’ staking costs	This trenching uncovered silver, lead and zinc bearing-
have been repaid under the terms of the agreement.	iron and manganese oxides over widths of up to
30 metres, along a strike length of 1 km in the North
This deal is a significant one for the Company as	zone. Sample values include a four-metre chip
it ensures extensive exploration on the project	sample averaging 10.28 opt silver and 9.12% lead
over the next five years and minimizes dilution.	from trench #3 and grab samples from trench #1
Sharing a project of this size ensures that the project	valued at 36.41 opt silver, 49.50% lead and 28.55 opt
will be advanced quickly while IRK focuses on its	silver and 32% lead (Ref. 1988 Assessment Report,
other projects.	Fairfield Minerals Ltd.). A diamond drill program
was recommended at that time but never carried out.

The Kuda property covers Lower Cambrian and
Kuda Project, Yukon Territory Silver, Lead, Zinc	Cambrian stratigraphy which is similar to the
high-grade silver-lead-zinc replacement-type,
Subsequent to year end, IRK acquired an option	carbonate-hosted deposit (manto type) at Silvertip.
to earn a 60% interest in the Tim Property (silver-	Exploration at Silvertip outlined mineralized zones
lead-zinc) from Tarsis Capital Corp. The	containing a resource (non-43-101 compliant) of 2.57
exploration target on the property is a high-grade	million tonnes grading 325 g/t silver, 8.8% zinc and
silver-lead-zinc replacement-type, carbonate-hosted	6.4% lead (Ref. B.C. Mineral Exploration Review,
deposit similar to the Silvertip (Midway) Deposit,	2000, Information Circular 2001-1).
located 21 km to the SW. The Tim Property consists
of 10 mineral claims covering 516 acres, located	Several priority drill targets have been identified
72 km west of Watson Lake, Yukon. IRK has staked	from the plotted results of the coincident
an additional 279 claims contiguous to the Tim	geochemical and IP anomalies and the excavator
Property. The project, referred to by IRK as the Kuda	trenches. IRK’s proposed exploration program will
project, now consists of 289 claims representing	consist of grid relocation, possible trenching
a total claimed area of 14,926 acres.	and sampling as well as diamond drilling.

2 0 0 7 A N N U A L R E P O RT 5

International KRL conducted high
resolution airborne magnetic and
radiometric surveys on the majority of its
Yukon projects in the 2007 field season
– results pending.

U Claims Project, Yukon Territory
Uranium

In late November 2006, IRK was granted an
option to acquire a 100% interest (subject to
2% NSR) in the U Claims Uranium Project.
The U Claims project consists of 90 mineral claims
covering 1,881 hectares (4,647 acres) located
approximately 170 km south of Dawson City in the
Dawson Mining District of the Yukon Territory.

The geological setting of the U Claims is
prospective for uranium. The property was last
explored by Eldorado Nuclear (now Cameco
Corporation) in 1978. Several uranium
geochemical anomalies were identified and
thought to be associated with the Coffee Creek
Intrusive Group. Due to the worldwide slump
in the uranium market at that time, no further
work was conducted and the property then
lay dormant.

IRK completed an infill soil geochemistry
program in late September 2006. Several areas
of anomalous responses were identified.
IRK conducted a high resolution airborne
magnetic and radiometric survey in the 2007
field season. Results from the survey
are pending.

6 E X P L O R AT I O N R E V I E W	Prospecting, mapping and scintillometer work.

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

continued Exploration Review

White River Project, Yukon Territory Copper	Exploration programs on International KRL's
property indicate that the geophysical and
In early December 2006, the Company was granted	geological signatures of the Cluff Lake host rocks
an option to earn a 100% interest (subject to	extend onto this claim. The property covers a
2% NSR) in the White River Copper property which	radioactive boulder field with values up to 16.9%
consists of 32 mineral claims covering 669 hectares	(338 lbs/ton) U O and 2.9 g/t Au, as reported in the
(1,652 acres) located in the Whitehorse Mining	assessment files of mining operator, AMOK. The
District of the Yukon Territory.	boulder field is close to several conductors indicated
The White River Copper property was discovered	by airborne and ground electromagnetic surveys
carried out by ESO in 2006. Elsewhere in the
in 1905. Native copper, chalcocite and bornite found	Athabasca Basin such conductors are associated
in the area have long been known about by First	with uranium deposits.
Nations people in the Yukon and identified by other
exploration companies. The promising geology has	In late February 2007, ESO advised IRK that they
been prospected. Three adits have been driven in	plan to initiate a drill program to follow up on
prospective zones which were rich in native copper.	priority geochemical and geophysical targets
Sporadic exploration continued up to 1987. Of the	related to fields of highly radioactive boulders
historical drill holes, the more significant includes a	identified in earlier exploration reports. In mid
diamond drill hole with an intersection of 2.14% Cu	March, the Company was informed by ESO that
over 20.7 meters (Yukon MINFILE 115FO59).	the permits had been obtained for the reverse
Numerous samples from trenching, underground	circulation and/or percussion drill program which
adits and surface showings have assayed copper	will cover International KRL's claim. In addition,
values (Yukon MINFILE 115FO59). Continued	ESO advised that they have engaged MPH
exploration is warranted.	Consulting Ltd., an independent firm with
considerable experience in the Athabasca Basin,
Carswell Project, Athabasca Basin,	to complete a NI 43-101 technical report, which
Saskatchewan Uranium	will include coverage of International KRL's project.
As at the date of this report, ESO had not yet
The 100%-owned Carswell project consists of one	commenced drilling on International KRL’s claim.
claim unit covering 2425.5 hectares (5,993 acres).
The project is under option to ESO Uranium Corp.
(TSXV:ESO) who are actively exploring the property
to earn a 50% interest in the project.	For reference, the spot price (October 2, 2007) for uranium
is US$85 per pound. An assay reported as 1.0% U3O8 is equal
The claims are located on the Cluff structure in the	to 20 pounds of uranium oxide per short ton – the conversion
uranium-rich Athabasca Basin and are flanked by the	of percent metal or metal oxide from percent to pounds per
claims of Titan Uranium Corp. to the south and east,	short ton is done by multiplying the percent value by 20.
Hathor Exploration Ltd. to the north and on the west
Areva’s Cluff Lake Mine Lease. The Cluff Lake Mine
is reported to have produced 62.5 million pounds of
U3 O8 , with an average leach feed grade of 0.93%.
The mine also recovered by-product gold in the last
years of operation.

2 0 0 7 A N N U A L R E P O RT 7

continued Exploration Review

Bear River Project, British Columbia Gold

The 100%-owned (subject to NSR) Bear River
project is located in the historic Stewart gold camp
in north-western BC. The three claims (31 claim	An Induced Polarization
units) are situated 8 km from the town of Stewart	(IP) survey indicated the presence of sulphides
and cover 775 hectares (1,918 acres). The property	in a large silicified area. A soil-sampling program
lies on the east side of the Bear River and is	confirmed the IP results.
accessible by road via Highway 37A.
The Company carried out an earlier diamond drill
Exploration work to date shows gold and silver	program (1993) consisting of 14 holes (1,847 metres
mineralization hosted in epithermal quartz veins	over a 450 m by 300 m area) east of the Hill Top
as well as gold with massive sulphides in altered	zone. Highlights include Hole MM-13 which includes
volcanics. The mineralization comprises several	3 m of 2.61 g/t Au and 8 metres of 1.94 g/t Au. Hole
assemblages that occur in quartz (carbonate) veins,	MM-1 includes 29.50 m of 0.54 g/t Au. All of the drill
breccia vein stock works and breccia zones hosted	holes assayed anomalous copper.
in intrusive bodies. The principal target is the Hill
Top zone, covering an area 500 m by 300 m. The	With the strong fundamentals for precious and
geology consists mainly of silicified and pyritized	base metals, exploration activity is surging in and
volcanic sedimentary and intrusive rocks.	around established mining camps like Stewart.

8 E X P L O R AT I O N R E V I E W

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P

continued Exploration Review

Copper Hill Project, Ontario
Gold, Copper, Nickel

The Copper Hill Property consists of 849 claims	While GHR has been working to complete the
covering 145 square kilometres. The project is	corporate steps to becoming a publicly traded
located between Shining Tree and Gowganda, in	company, it has concurrently undertaken a number
the Abitibi Greenstone Belt of Northern Ontario.	of exploration programs for target generation. GHR
There are four known gold zones as well as a	will commence an extensive exploration and drill
copper zone already identified on the property.	program once it has met its corporate milestones.

In mid June 2006, IRK completed the first stage	Recent exploration work undertaken by GHR has
of the spin-off of the Copper Hill Property. All of	generated a number of new priority gold and base
the assets comprising the project were sold and	metal targets on several areas of the Copper Hill
transferred to Golden Harp Resources Inc. (GHR)	Property. GHR completed a Mobile Metal Ions
a newly incorporated British Columbia company.	(MMI) soil sampling survey over the Cook zone on
The price for the Copper Hill Property was	the property. The survey was initiated to delineate
established at $3,200,000. IRK received 10,000,000	priority target areas associated with known
fully paid common shares of GHR as payment for	geophysical anomalies. The interpretation of the
the property.	results from this survey combined with historical
work done by International KRL generated a number
IRK currently owns 65.32% of the issued shares	of new diamond drill targets within a known gold
of GHR. Through a reduction of stated capital, IRK	bearing trend.
plans to distribute its GHR common shares on a
pro rata basis to its shareholders once it receives	GHR also undertook an airborne VTEM survey, to
BC Supreme Court approval. This is expected to	further evaluate nickel and base metal occurrences
occur after GHR becomes a Reporting Issuer and	on its claims in Knight and Natal Townships. A
begins trading on a Canadian Exchange. GHR is	number of geophysical anomalies were identified.
preparing a preliminary prospectus, which is the
first step required to obtain Reporting Issuer status.	GHR intends to implement its exploration and drill
Shareholders of IRK as of the record date will be	program once the initial public offering is complete.
entitled to the distribution. The ratio for the
distribution will be determined once the record
date has been set. The record date will be set after
IRK receives approval from the BC Supreme Court.	Kevin Filo, P. Geo, Senior Consulting Geologist for Golden
Harp Resources Inc. is the Qualified Person as defined under
The majority of the IRK’s shareholders voted at the	NI43-101, with respect to the technical information in the
fall 2006 AGM in favour of distributing the GHR	Copper Hill section of this report.
common shares to its shareholders on a pro rata
basis and reducing the Company's stated capital
accordingly. IRK shareholders who receive a pro
rata distribution of GHR shares should benefit from
the renewed interest in this region, a strong gold
market, and GHR’s planned exploration and
drill programs.

2 0 0 7 A N N U A L R E P O RT 9

Management’s Discussion & Analysis

INTRODUCTION	At this time, the Company does not own any operating
mines and has no operating income/sales from
The following management discussion and analysis,	mineral production. Funding for operations is raised
of the consolidated financial position of International	primarily through public and private share offerings.
KRL Resources Corp. (“Company”) and its	Future operations and the Company’s ability to meet
subsidiary, Golden Harp Resources Inc. (GHR) and	mineral property option commitments are dependent
results of operations, are prepared as of September	on the Company’s ability to raise sufficient funding
10, 2007, should be read in conjunction with the	through share offerings or operations to support
audited financial statements and accompanying	current and future expenditures. At May 31, 2007,
notes for the year ended May 31, 2007. The audited	the Company had working capital of $3,431,411.
consolidated financial statements together with the
following management discussion and analysis are	Realization of the carrying value of mineral interests
intended to provide readers with a reasonable basis	is dependent upon funding, the ability of the
for assessing the financial performance of the	Company and third parties to bring mineral interests
Company as well as forward-looking statements	into profitable production, or recovery from sale.
relating to potential future performance. All
statements, other than those of historical fact,	The audited consolidated financial statements have
included in this MD&A, including without limitation,	been prepared on a going concern assumption
statements regarding potential mineralization and	which contemplates the Company will continue in
reserves, exploration results, future plans, and	operation and realize its assets and discharge its
objectives of the Company, are forward-looking	liabilities in the normal course of operations. Should
statements that involve various risks and	the going concern assumption not continue to be
uncertainties. There can be no assurance such	appropriate, further adjustments to carrying values
statements will prove accurate and actual results	may be required.
and future events could differ materially from those
anticipated in such statements.	FINANCIAL SUMMARY

DESCRIPTION OF BUSINESS	During the year, the Company raised $1,789,832
through a private placement. In December 2006,
International KRL Resources Corp. was	International KRL issued 6,754,083 flow through
incorporated in the Province of British Columbia	units at $0.265 per unit for proceeds of $1,789,832.
and is extra-provincially registered in the Province	Each unit consisted of one flow through share and
of Ontario. The Company is a reporting issuer in	one-quarter non flow through share purchase warrant
British Columbia and its shares trade on the TSX	with one whole share purchase warrant exercisable
Venture Exchange under the symbol IRK. It is	at $0.365 per share until December 22, 2007.
engaged in the acquisition, exploration and
development of mineral properties in Ontario,	Through the exercising of 568,078 warrants and
Saskatchewan, British Columbia, and the Yukon.	550,000 employee incentive stock options and
The Company is currently focusing its exploration	670,726 Agent’s options, International KRL netted
activities for base and precious metals on its Nor,	$399,079. The Company spent a total of $2,791,488
U Claims, White River Copper, and Turn River	on mineral interest acquisition and exploration
properties in the Yukon Territory, Bear River	expenditures. Administration expenses amounted
Property in British Columbia, Carswell Property	to $1,128,336, which includes non-cash stock-based
in Saskatchewan, and its Copper Hill Property	compensation totaling $160,461 and amortization
in Ontario. The Copper Hill Property has been	of $13,171. There was a net decrease in cash of
transferred to International KRL’s subsidiary, GHR.	$738,719 for the year.

1 0 M A N A G E M E N T ’ S D I S C U S S I O N & A N A LY S I S

I N T E R N AT I O N A L K R L R E S O U R C E S C O R P
A N E X P L O R A T I O N S T A G E C O M P A N Y

SELECTED ANNUAL INFORMATION

			Restated	Restated
	May 31, 2007	May 31, 2006	May 31, 2005	May 31, 2004
Net income (loss)	(1,894,578)	(187,656)	(609,027)	(424,673)
Net income (loss) per share
(basic and diluted)	0.031	–	(0.02)	(0.02)
Total assets	10,701,277	9,467,561	5,569,509	3,755,045

As the Company has no revenues, increased exploration activity and operations causes an increase in losses. Other losses can be caused by write-downs or write-offs of carrying value of impaired mineral assets.

RESULTS OF OPERATIONS

Net loss in the current year was $1,894,578 compared to a net loss of $187,656 for the prior year, reflecting a net overall decrease of $1,706,922. Significant line item changes were as follows:

  Impairment loss on the Copper Hill property of $958,629 to reflect the value at which the property was transferred to GHR. This write down does not reflect a change in the property’s mineral potential.
  Provision for future income tax recoveries of $772,912 was made resulting in an increase of $232,376 from the prior year.
  Management fees increased by $53,563 due to competitive compensation adjustments.
  Office expense increased by $79,590 mainly due to increased costs of the new premises.
  Travel and promotion increased by $99,033 due to increased efforts to raise the profile of the company.
  Dilution loss of $749,584 incurred upon a private placement issued by GHR to minority interest which resulted in International KRL’s percentage of ownership in GHR decreasing from 100% to 64.32%
  Professional fees increased by $216,505 due to increased activities associated with the spin-off of the Copper Hill property to GHR and GHR seeking reporting issuer status.
  Stock based compensation decreased by $160,403 due to fewer incentive stock options issued in the current year.

Some of the changes in the line items may be attributed to the reclassification of comparative figures to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously reported results (Refer to Note 2 (p) of the audited consolidated financial statements).

SUMMARY OF QUARTERLY RESULTS

Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars.

	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,
	2007	2007	2006	2006	2006	2006	2005	2005

Net income (loss)	(384,756)	(278,708)	(1,004,619)	(226,495)	580,532	(436,621)	(97,597)	(233,970)

Net income
(loss) per share
(Basic and diluted)	(0.006)	(0.005)	(0.018)	(0.004)	0.013	(0.009)	(0.003)	(0.006)

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Management’s Discussion & Analysis continued

LIQUIDITY

At May 31, 2007, the Company had working capital of $3,431,411 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking to raise further funds from private placement financings to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Nor, U Claims, and White River Copper properties are held under option agreements. During the fiscal year International KRL entered into property option agreements to earn 100% interest in the U Claims and White River Copper properties. Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the audited annual financial statements.

At the date of this report, all cash payments on the above three property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Nor, U Claims, and White River Copper property options, cash and expenditure requirements for the year ahead amount to approximately $100,000. The Copper Hill and Bear River properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.

OUTSTANDING SHARE CAPITAL

At September 10, 2007, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
Common shares issued and outstanding	66,036,641	N/A	N/A
Share purchase warrants	8,623,356	$0.25-0.365	22 Dec, 2007 to 1 Feb, 2008
Share purchase options	4,350,000	$0.16-$0.50	30 Jan, 2008 to 11 Sept 2009
Fully diluted share Capital	79,009,997	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 10 and comments included in the May 31, 2007 audited annual financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL’s mineral properties plus a per diem for supervision time spent at the properties; and $5,000 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions (management fees).

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Logan Resources Ltd. is a resource exploration	Greenstone Belt. Exploration to date has identified
company that has four common Directors with	four known gold zones and one copper zone.
International KRL, including the President of both	Numerous exploration targets are identified on the
companies, Seamus Young. Amounts owed by	property, which warrant follow-up. Ownership
Logan Resources Ltd. of $9,106, represent amounts	details are listed in Note 4(a) to the 2007 audited
billed under a cost sharing arrangement with Logan	consolidated financial statements.
Resources Ltd. for office space and administrative
services.	Update on the Spin-off for Copper Hill Property

FOURTH QUARTER COMPARISON	International KRL is seeking regulatory approval from
the TSX-V and Supreme Court of British Columbia
For the three months ended May 31, 2007 the	for the distribution of its interest in the Copper Hill
general and administration expenses totaled	Project to its shareholders, by way of a reduction of
$210,257 compared to ($23,984) in Q4-2006	paid up share capital on a pro-rata basis. The pro-
resulting in a increase of $186,273.	posed plan of reorganization is being implemented
in several stages. The first stage involved the
Management fees were $33,063 in Q4-2007	transfer of the Copper Hill Project to the Company’s
(Q4-2006: $15,000). The $18,063 increase is	subsidiary in return for shares of GHR. International
attributed to International KRL raising management	KRL will then distribute the shares of GHR, to the
fees to remain competitive with other junior	shareholders of International KRL on a pro rata
exploration companies and retain key personnel	basis. Following the receipt of regulatory approval,
in an increasingly competitive environment.	the Company will issue a press release confirming
the record date established for such distribution.
Professional fees were $49,122 in Q4-2007 (Q4-2006:
$14,601). The $34,521 increase is attributed to	Background on the Golden Harp Resources Inc.
increased activity requiring professional fees.
GHR was incorporated in May 2006 as a subsidiary
EXPLORATION EXPENDITURES	of International KRL for the purpose of “spinning -
off” to the Company’s shareholders its various
The Company spent a total of $1,794,893 net of tax	mineral properties located in the Shining Tree Area
credits recoverable of $578,671, on exploration in the	in the Abitibi Greenstone Belt of Northeast Ontario
current period. The focus of the work in the current	(the “Copper Hill Property”).
period was on the Company’s Nor property in the
Yukon where expenditures totaled $1,396,599 net of	The Return of Capital Shares were issued to
tax credits of $578,761 recoverable. A total of	International KRL last year on May 31, 2006 when
$398,294, net of tax credits of $4,910, recoverable,	10,000,000 GHR shares were issued to the Company
was spent on the Company’s remaining mineral	in consideration of the transfer by the Company of
interests. Full details on exploration expenditures	the Copper Hill Claims at a deemed issue price of
are disclosed in Note 4 accompanying the audited	$0.32 per share. GHR is currently seeking reporting
consolidated financial statements. See the mineral	issuer status and proposes to complete an initial
property update below, for further details of activities.	public offering (the “GHR IPO”) this year and list its
shares on the TSX Venture Exchange. There can be
no assurance that such listing will be completed or
MINERAL INTERESTS UPDATE	that the GHR IPO will be completed.

COPPER HILL PROPERTY, ONTARIO Gold	Exploration Activity on the Copper Hill Property

The Subsidiary’s Copper Hill property is located in	Exploration work undertaken by International KRL’s
the Gowganda Area of Northern Ontario, and	subsidiary generated a number of new gold and
consists of 849 claim units or approximately 17,000	base metal drill targets on several areas of GHR’s
hectares covering 56 sq. miles in the prolific Abitibi	56 square mile land package.

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Management’s Discussion & Analysis continued

Copper Hill Property’s Mobile Metal Ions (MMI)	advantage of this cycle and accelerate the evaluation
Soil Sampling Survey	of the mineral potential of the Bear River property.

During the fiscal year, GHR conducted a MMI soil	NOR PROPERTY, YUKON
sampling survey over the Cook zone on the property.	Copper/Gold/Uranium
Approximately 700 samples were collected and sent
to SGS Mineral Services for analysis. The survey	The Nor IOCG (iron oxide-copper-gold) property is
was conducted to evaluate priority target areas	located on the east flank of the Richardson
associated with known geophysical anomalies.	Mountains, about 65 km east of the Dempster
Dr. Mark Fedikow, P.Geo. interpreted the MMI	Highway and 395 km north of Dawson City, Yukon
results. This interpretation combined with historical	Territory. International KRL acquired the right to earn
work completed by International KRL generated a	a 100% interest in the Nor property, subject to a 2%
number of new diamond drill targets within a known	NSR by an option agreement signed in October
gold bearing trend.	2004. The terms of the option are detailed in Note
4(b) in the financial statements. Since signing the
Copper Hill Property’s VTEM Survey	option, the Company has staked additional ground
contiguous to, and in the vicinity of the property.
This fiscal year, International KRL’s subsidiary also
undertook an airborne VTEM survey, to further	This year the Company extended its claim block
evaluate the under-explored nickel and base metal	from 236 claims (48 sq. km) to 448 claims covering
occurrences in Knight and Natal Townships.	approximately 94 sq. km (23,127 acres/9,363
The survey identified a number of geophysical	hectares). The property was expanded to secure
anomalies. A number of these geophysical	additional areas of interest including the
anomalies are hosted in a suite of komatiitic	geophysical expression of the Wernecke Breccia.
volcanics. This same suite of komatiites hosts the	This property bears striking geological, geochemical
known historical nickel occurrences on the property.	and geophysical similarities to the Olympic Dam
Geotech Ltd. conducted the survey and Ian Johnson,	10CG type deposit in Australia.
P.Geo interpreted the geophysical results and
isolated potential diamond drill targets.	Nor Property’s Rock-Sampling Program – Grab
Sample Assayed 4.80%, 1.30%, 1.48%, and 5.54%
BEAR RIVER PROPER TY, BC Gold	Uranium

The Company's Bear River property is located in the	During the fiscal year, the Company conducted ground
Skeena Mining Division, BC, in the historic Stewart	geophysical surveys with a scintillometer to test the
Gold Camp. It consists of three claims representing	radiometric characteristics of the outcrop and float.
31 claim units, 100% owned mineral claims	The Company’s geologists collected grab samples
(subject to NSR's) covering an area of 775 hectares	over areas recording high levels of radiometric
(1,918 acres).	readings. The grab samples were then sent to Acme
Analytical Lab. in Vancouver for analysis. These
Exploration Activity on the Bear River Property	samples returned assay values of 4.80%, 1.30%,
1.48%, and 5.54% uranium. The sample that returned
Exploration to date identified gold and silver	4.80% uranium was taken from outcrop and is
mineralization in epithermal quartz veins and gold	coincident with the geochemical anomaly at the
with massive sulphides in altered volcanics. With	contact of the Fairchild Group rocks and the
improving markets and exploration conditions in BC,	Wernecke Breccia, which is known for its uranium
the area is undergoing extensive exploration. The	potential throughout the Yukon. The three grab
Company is seeking a strategic partnership to take	samples that returned 1.30%, 1.48%, and 5.54%
uranium were taken over an area 78 meters away
from the sample that returned 4.80% uranium.

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Nor Property’s Scintillometer Surveys	known as Essendon Solutions Inc.) to acquire a 50%
interest in the property in return for total $25,000
The scintillometer surveys conducted on the property	cash consideration, 200,000 shares and a $100,000
this year also identified two new uranium showings	work commitment (see Note 4(c) in the 2007 audited
which appear to line up with the original showing in	financial statements).
a north-northwesterly trend over a strike length in
excess of 1.1 kilometers. An extensive trenching	Carswell Property’s Proposed Diamond Drill
program designed to expose bedrock will clarify the	Program by ESO
relationship between these two uranium showings.
The hand trenching International KRL conducted this	During the fiscal year, ESO Uranium Corp. (ESO)
year did not get through the overburden and reach	advised International KRL of its intention to initiate
bedrock to reveal the showings’ geological	a diamond drill program on its Carswell property
structural features.	this year. The program will follow up on geochemical
and geophysical targets related to fields of highly
Nor Property’s Airborne Radiometric and	radioactive boulders identified in earlier exploration
Magnetic Survey	reports. The proposed expenditures from this
program will fulfill ESO’s property expenditure
International KRL completed a property-wide	obligations under the option agreement with
airborne radiometric and magnetic survey. The	International KRL. This will enable the two companies
survey’s preliminary readings identified a number	to pursue a Joint Venture agreement. ESO also
of areas of interest. Detailed analysis and further	advised that it had engaged MPH Consulting Ltd., an
interpretation of the results is underway and results	independent firm with considerable experience in
will be issued as soon as they are available.	the Athabasca Basin, to complete a NI 43-101 techni-
cal report, which will cover International KRL’s claim.
Nor Property’s 2007 Diamond Drill Program
U CLAIMS, YUKON Uranium
International KRL drilled the Nor property this fiscal
year. The drill company had extensive experience,	The U Claims are located approximately 170 km south
suitable equipment for the helicopter supported drill	of Dawson in the Dawson Mining District of the Yukon
program and experienced crews. The Company	Territory. The property consists of 90 mineral claims
drilled its priority uranium targets, which remain	covering 4,647 acres (1,881 hectares). International
untested, and followed up on the copper mineraliza-	KRL acquired the right to earn a 100% interest,
tion intersected in four of the nine diamond drill	subject to a 2% NSR, by an option agreement dated
holes completed during 2006. Seven holes were	August 1, 2006. The terms of the option are detailed
drilled in total. Subsequent to year end on	in Note 4(e) to the financial statements.
September 10, 2007, International KRL completed
the drilling program for the season. All the drill	U Claims’ Exploration Program
samples were shipped to Eco Tech Laboratories for
analysis and assay results are pending.	The Company planned and conducted an airborne
geophysical survey over the U Claims. The results
CARSWELL PROPERTY, SASKATCHEWAN	of the radiometrics and magnetic surveys will be
Uranium	announced once they have been complied and
evaluated.
The Carswell uranium property is located in the ura-
nium-rich Athabasca Basin. The Company’s claim, in	WHITE RIVER COPPER PROPERTY, YUKON
the Cluff Lake Structure, also known as the Carswell	Copper
Dome, is flanked by claims of Titan Uranium Corp.
to the south and east, Hathor Exploration Ltd. to the	During the year, the Company entered into an option
north and on the west side by the mining licenses of	agreement with Shawn Ryan of Dawson City, Yukon
the past producing Cluff Lake Mine. The claim covers	Territory, whereby International KRL was granted the
2,425 hectares (5,993 acres). International KRL grant-	option to earn a 100% interest, subject to a 2% NSR,
ed an option to ESO Uranium Corp. (previously	in 32 mineral claims located in the Whitehorse

2 0 0 7 A N N U A L R E P O RT 1 5

Management’s Discussion & Analysis continued

Mining District of the Yukon Territory. The White	SUBSEQUENT EVENTS
River Copper property covers 1,652 acres
(669 hectares). The terms of the property option	(a) In July 2007, International KRL Resources Corp.
agreement are detailed in Note 4(f) in the audited	and Logan Resources Ltd. purchased a real
consolidated financial statements.	estate property in Dawson City for a total of
$150,000. The Company paid $75,000 for its 50%
White River Copper Property’s MMI Soil	ownership of the property. Both companies will
Sampling Program	use this four acre land to store diamond drill
core drilled on their Yukon mineral properties.
International KRL Resources Corp. still plans to	This purchase allows the Company and Logan
verify the historical data collected from trenches and	Resources Ltd to split and sample diamond drill
surface showings on the property. The program will	core off the mineral properties at a secure site
involve the Company’s geological team verifying the	conveniently located near transportation
location of the historic diamond drill hole and the	infrastructure.
anomalies identified by the Induced Polarization (IP)
survey. The information generated from the historic	(b) The Company was reimbursed for expenses
exploration programs will then be evaluated and	totaling $370,470 incurred in the Turn River
followed up with modern exploration techniques.	project, according to an agreement under
negotiations with an independent third party.
TURN RIVER PROPERTY, YUKON Uranium
(c) Subsequent to May 31, 2007, an additional 1,311
International KRL and Logan Resources Ltd.	claims were staked on Turn River Property. Total
acquired by staking a large land package prospective	claims now consist of 3,531 claims covering
for uranium in the Cassiar Plateau. The land package	74,287 hectares.
consists of 2,220 claims, covering 46,941 hectares
and includes twelve distinct project areas.	(d) Subsequent to May 31, 2007, 1,500,000 incentive
International KRL Resources Corp. has a 50% interest	stock options, 87,593 agent options and
in the property.	1,352,407 warrants expired.

Subsequent to the year end, both International KRL	FINANCIAL REPOR TING UPDATE
and Logan Resources Ltd. staked an additional
1,311 claims prospective for nickel at the Turn River	Effective March 2006, all reporting issuers in
property. The uranium nickel project now consists	Canada are subject to new disclosure requirements
of 3,531 claims over 12 independent blocks covering	as per Multilateral Instrument 52-109 (“MI 52-109”).
approximately 74,287 hectares (183,567 acres).	As a result of MI 52-109 the Chief Executive Officer
Each company holds a 50% interest in the project.	(“CEO”) and Chief Financial Officer (“CFO”) have to
certify that they have designed internal controls over
Turn River Property’s Exploration Program	financial reporting to provide reasonable assurance
over the reliability of financial reporting and the
International KRL Resources Corp. and Logan	preparation of external financial statements in
Resources Ltd. plan an aggressive exploration	compliance with GAAP. In addition, they are subject
program on this property for the 2007 field season.	to a second certification that they have ensured
The exploration program will include prospecting,	disclosure of changes in internal control that has
geological mapping, geochemistry sampling, and	had or may have a material effect on the Company’s
radiometric surveying.	internal control.

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DISCLOSURE CONTROLS	performing a detail review of monthly
AND PROCEDURES	operational and financial reports. It is not
possible to provide absolute assurance that
The Company has disclosure controls and	this risk can be eliminated.
procedures to ensure that information required to
be disclosed by the Company is assembled and
communicated to management. The Company’s CEO	RISKS AND UNCERTAINTIES
and CFO have concluded, based on their evaluation
at March 31, 2007, that disclosure controls and	The Company’s financial success will, for the most
procedures are effective to provide reasonable	part be dependent upon the discovery or acquisition
assurance that material information related to the	of mineral resources and mineral reserves, and the
Company is made known to them by others within	economic viability of developing its properties. The
the entity, except as noted below. The CEO and CFO	market price for minerals and/or metals is volatile
certified that the Company’s disclosure controls and	and cannot be controlled. There is no assurance that
procedures are effective to provide a reasonable	the Company’s mineral exploration activities will be
level of assurance; however they are not able to	successful. The exploration of mineral resources and
conclude that the disclosure controls and proce-	mineral reserves involves many risks which even a
dures are capable to prevent all frauds and errors.	combination of experience, knowledge and careful
Regardless of how well conceived or managed, a	evaluation may not be able to overcome. The
control system is incapable of providing absolute	Company has no source of financing other than
assurance to prevent all errors and fraud, as only	those identified in the previous sections.
reasonable assurances that objectives of a control
system can be obtained.
DISCLAIMER

The information provided in this document is not
INTERNAL CONTROLS	intended to be a comprehensive review of all
OVER FINANCIAL REPORTING	matters concerning the Company. The users of this
information, including but not limited to investors
The CEO and CFO of the Company are responsible	and prospective investors, should read it in
for designing internal controls over financial	conjunction with all other disclosure documents
reporting or causing them to be designed under	provided including but not limited to all documents
their supervision in order to provide reasonable	filed on SEDAR (www.SEDAR.com) No securities
assurance regarding the reliability of financial	commission or regulatory authority has reviewed
reporting and the preparation of financial statements	the accuracy or adequacy of the information
for external purposes in accordance with Canadian	presented herein.
GAAP. Management has assessed the design of the
Company’s internal control over financial reporting
at May 31, 2007 and has certified that the controls	FORWARD LOOKING STATEMENTS
over financial reporting are effective.
This MD&A contains forward-looking statements
In designing the internal controls Management has	including but not limited to comments regarding
identified a material weakness outlined below:	the timing and content of upcoming operation and
exploration plans and business development plans.
1. Due to the limited number of staff, it is not feasi-	Forward-looking statements address future events
ble to attain segregation of incompatible duties.	and conditions and therefore involve inherent risks
and uncertainties. Actual results may differ
The weakness in the Company’s internal controls	materially from those currently anticipated in such
over financial reporting allow for a greater	statements. Forward looking statements are usually
likelihood that a material misstatement would	identified by our use of certain terminology,
not be prevented or detected. Management and	including “will”, “believes”, “may”, “expects”,
the Board of Directors mitigate the risk of	“should”, “seeks”, “anticipates” or “intends” or
material misstatement in financial reporting by	by discussions of strategy or intentions.

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Management’s Discussion & Analysis continued

Forward looking statements used in this discussion	ADDITIONAL INFORMATION
are subject to various risks and uncertainties, most
of which are difficult to predict and generally beyond	Additional information relating to the Company’s
the control of the Company. If risks or uncertainties	operations and activities can be found by visiting the
materialize, or if underlying assumptions prove	Company’s website at www.krl.net and by accessing
incorrect, our actual results may vary materially	the Company’s news releases and filings on the
from those expected, estimated or projected.	SEDAR website: www.sedar.com and SEC website:
Forward looking statements in this document are not	www.sec.gov
a prediction of future events or circumstances, and
those future events or circumstances may not occur.
Given these uncertainties, users of the information
included herein, including investors and prospective
investors are cautioned not to place undue reliance
on such forward-looking statements.

Auditors’ Report

TO THE SHAREHOLDERS OF INTERNATIONAL KRL RESOURCES CORP.
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2007 and 2006, and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

Chartered Accountants

Vancouver, British Columbia
September 4, 2007

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Consolidated Balance Sheets

AS AT MAY 31, 2007 AND 2006 (Expressed in Canadian Dollars)	2007	2006
ASSETS
CURRENT ASSETS
Cash	$581,318	$680,999
Cash committed for mineral exploration	205,989	845,027
Short-term investments	200,000	2,000,000
Short-term investments committed for mineral exploration	1,300,000	–
Marketable securities	64,335	42,335
Amounts receivable	57,667	60,994
Prepaid expenses and deposits	214,078	143,170
Mining exploration tax credit receivable	583,671	–
Due from related parties (Note 10)	436,311	71,451
	3,643,369	3,843,976
PROPERTY AND EQUIPMENT (Note 3)	52,937	62,551
MINERAL PROPERTIES (Note 4)	7,004,971	5,561,034
	$10,701,277	$9,467,561
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$211,958	$131,966
FUTURE INCOME TAXES (Note 11)	336,000	418,000
	547,958	549,966
NON-CONTROLLING INTEREST (Note 5)	1,208,197	–
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)	16,202,681	14,439,872
CONTRIBUTED SURPLUS (Note 9)	646,661	536,365
SHARE SUBSCRIPTIONS RECEIVABLE (Note 10(d))	–	(49,000)
DEFICIT	(7,904,220)	(6,009,642)
	8,945,122	8,917,595
	$10,701,277	$9,467,561

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)
COMMITMENTS (Notes 4 and 13)

Approved on Behalf of the Board:

/s/ Seamus Young
Seamus Young Director

/s/ Judith Mazvihwa
Judith Mazvihwa Director

The accompanying Notes are an integral part of these Consolidated Financial Statements.

2 0 0 7 A N N U A L R E P O RT 1 9

Consolidated Statements of Operations and Deficit

FOR THE YEARS ENDED MAY 31, 2007 AND 2006 (Expressed in Canadian Dollars)	2007	2006
REVENUE	$–	$ –
EXPENSES
Administration salaries	128,321	99,449
Amortization	13,171	14,254
Management fees (Note 10(a))	96,063	42,500
Office and miscellaneous (Note 10(a))	159,289	79,699
Professional fees	274,530	58,025
Stock-based compensation (Note 7)	160,461	320,864
Transfer agent and filing fees	22,886	36,869
Travel and promotion	273,615	174,582
	1,128,336	826,242
LOSS BEFORE OTHER INCOME (EXPENSE)	(1,128,336)	(826,242)
OTHER INCOME (EXPENSE)
Dilution loss on share issuance (Note 5)	(749,584)	–
Impairment loss on mineral properties (Note 4)	(958,629)	–
Gain on sale of marketable securities	18,526	40,070
Gain on option of mineral property	32,744	7,750
Interest income	91,409	50,230
	(1,565,534)	98,050
NET LOSS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	(2,693,870)	(728,192)
FUTURE INCOME TAX RECOVERY (Note 11)	772,912	540,536
NON-CONTROLLING INTEREST (Note 5)	26,380	–
NET LOSS FOR THE YEAR	(1,894,578)	(187,656)
DEFICIT – BEGINNING OF YEAR	(6,009,642)	(5,821,986)
DEFICIT – END OF YEAR	$(7,904,220)	$ (6,009,642)
NET LOSS PER SHARE – BASIC AND DILUTED	$0.03	$ –
WEIGHTED AVERAGE SHARES OUTSTANDING	60,513,000	44,522,000

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Consolidated Statements of Cash Flows

FOR THE YEARS ENDED MAY 31, 2007 AND 2006 (Expressed in Canadian Dollars)	2007	2006

OPERATING ACTIVITIES
Net loss for the year	$(1,894,578)	$ (187,656)
Items not involving cash
Amortization	13,171	14,254
Future income tax recovery	(772,912)	(540,536)
Impairment loss on mineral property	958,629	–
Gain on sale of marketable securities	(18,526)	(40,070)
Gain on option of mineral property	(32,744)	(7,750)
Stock-based compensation	160,461	320,864
Dilution loss on share issuances	749,584	–
Non-controlling interest	(26,380)	–
Changes in non-cash working capital items
Amounts receivable	3,327	(21,597)
Prepaid expenses and deposits	(70,908)	(116,881)
Accounts payable and accrued liabilities	79,992	81,398
Due from related parties	(364,860)	(58,222)
NET CASH USED IN OPERATING ACTIVITIES	(1,215,744)	(556,196)

INVESTING ACTIVITIES
Acquisition of short-term investments	(1,300,000)	(2,000,000)
Proceeds on sale of short-term investments	1,800,000	1,200,000
Acquisition of property and equipment	(3,557)	(25,593)
Acquisition of marketable securities	–	(16,000)
Proceeds on sale of marketable securities	39,526	53,235
Acquisition of and expenditures on mineral properties	(2,791,488)	(1,506,508)
NET CASH USED IN INVESTING ACTIVITIES	(2,255,519)	(2,294,866)

FINANCING ACTIVITIES
Proceeds from issuance of shares	2,798,911	4,266,940
Share issuance costs	(115,367)	(74,283)
Share subscriptions received	49,000	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,732,544	4,192,657

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(738,719)	1,341,595
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	1,526,026	184,431
CASH AND CASH EQUIVALENTS - END OF THE YEAR	$787,307	$ 1,526,026

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$581,318	$ 680,999
Cash committed for mineral exploration	205,989	845,027
	$787,307	$ 1,526,026

NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities received pursuant to
a mineral property option agreement	$43,000	$ 12,500
Issuance of shares pursuant to mineral property option agreements	139,000	36,000
Issuance of shares for finders’ fees	38,006	170,494

SUPPLEMENTAL INFORMATION
Interest paid	$–	$ –
Income tax paid	–	–

The accompanying Notes are an integral part of these Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements
FOR THE YEARS ENDED MAY 31, 2007 AND 2006 (Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options its mineral property interests to third parties, accepting as consideration cash and/or securities of the acquiring party. The Company is a public company listed on the TSX Venture Exchange.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

The Company incurred a net loss before future income tax recovery and non-controlling interest of $2,693,870 during the year ended May 31, 2007 (2006 - $728,192) and had a deficit of $7,904,220 at May 31, 2007 which has been funded primarily by the issuance of equity. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles prepared on a consolidated basis and include the accounts of the Company and its 65.32% owned Canadian subsidiary, Golden Harp Resources Inc. (“Golden Harp”). All inter-company transactions and balances have been eliminated upon consolidation.

These consolidated financial statements include 100% of the operations of Golden Harp beginning May 31, 2006 to November 30, 2006 and 65.32% of the operations of Golden Harp thereafter resulting from the subsidiary issuing shares to outside interests.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

(c)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

(e)	Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at May 31, 2007, the fair market value of the securities held was $77,842 (2006 - $87,275).

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(f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

(g)	Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are charged to operations.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

(h)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

(j)	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard required liability recognition for retirement obligations associated with the Company’s resource properties. The standard required the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At May 31, 2007 and 2006 the Company did not have any asset retirement obligations.

(k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

(l) Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

(m) Non-controlling interests

Non-controlling interest exists in the 65.32% owned subsidiary of the Company representing the outside interest’s share of the carrying values of the subsidiary. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(n) Stock-based compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds, together with the amount initially recorded in contributed surplus, are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

(o) Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss are the same.

(p) Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

3.	PROPERTY AND EQUIPMENT

			2007	2006
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value

Computer equipment	$18,236	$13,668	$4,568	$6,525
Computer software	2,327	1,890	437	873
Crew house option	10,000	–	10,000	10,000
Field equipment	26,073	9,158	16,915	21,144
Office equipment	17,521	6,861	10,660	9,213
Vehicle	35,525	25,168	10,357	14,796
	$109,682	$56,745	$52,937	$62,551

4.	MINERAL PROPERTIES

	Acquisition	Exploration	Total	Total
	Costs	Expenditures	2007	2006
	$	$	$	$

Copper Hill Project
Beginning of year	537,492	3,621,137	4,158,629	3,883,492
Incurred during the year	7,384	311,804	319,188	275,137
Impairment loss	–	(958,629)	(958,629)	–
End of year	544,876	2,974,312	3,519,188	4,158,629

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	Acquisition	Exploration	Total	Total
	Costs	Expenditures	2007	2006
	$	$	$	$

Nor Property, Yukon
Beginning of year	162,142	1,229,542	1,391,684	135,481
Incurred during the year	121,938	1,975,360	2,097,298	1,256,203
METC claim	–	(578,671)	(578,671)	–
End of year	284,080	2,626,141	2,910,221	1,391,684

Carswell Property, Saskatchewan
Beginning of year	–	–	–	500
Incurred during the year	–	10,256	10,256	4,250
Option payments received	–	(43,000)	(43,000)	(12,500)
Gain on option payments received	–	32,744	32,744	7,750
End of year	–	–	–	–

Bear River Project, BC
Beginning of year	5,369	5,352	10,721	3,803
Incurred during the year	2,520	9,744	12,264	6,918
End of year	7,889	15,096	22,985	10,721

U-Claims Project
Beginning of year	–	–	–	–
Incurred during the year	80,000	47,455	127,455	–
METC claim	–	(4,114)	(4,114)	–
End of year	80,000	43,341	123,341	–

White River Project, Yukon
Beginning of year	–	–	–	–
Incurred during the year	43,000	18,945	61,945	–
METC claim	–	(796)	(796)	–
End of year	43,000	18,149	61,149	–

Turn River Project
Beginning of year	–	–	–	–
Incurred during the year	368,087	–	368,087	–
End of year	368,087	–	368,087	–
Total	1,327,932	5,677,039	7,004,971	5,561,034

The following table represents exploration expenditures incurred during fiscal 2007:

	Copper			Bear		White	Turn
	Hill	Nor	Carswell	River	U Claims	River	River	Total
	$	$	$	$	$	$	$	$
Accommodation
and meals	29,603	180,412	–	–	375	–	–	210,390
Assays	40,706	28,121	–	–	2,640	–	–	71,467
Drafting	2,804	1,061	1,250	–	248	255	–	5,618
Drilling	–	467,478	–	–	-	–	–	467,478
Fuel	400	219,815	–	–	2,985	695	–	223,895
Geochem surveys	32,661	–	–	–	-	–	–	32,661
Geologist	42,598	222,260	6	–	24,110	6,619	–	295,593
Geophysics	–	8,454	–	–	2,882	–	–	11,336
Helicopter	–	617,321	–	–	7,000	3,690	–	628,011
Licenses and permits	2,097	5,495	–	3,994	3,465	3,360	–	18,411
Line cutting	63,402	–	–	–	–	–	–	63,402
Miscellaneous	3,250	41,772	–	–	–	513	–	45,535
Property supervision
(Note 10(a))	9,750	26,613	9,000	5,750	3,750	3,813	–	58,676
Surveys	69,435	–	–	–	–	–	–	69,435
Transportation	5,890	24,040	–	–	–	–	–	29,930
Wages	9,208	132,518	–	–	–	–	–	141,726
	311,804	1,975,360	10,256	9,744	47,455	18,945	–	2,373,564

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4.	MINERAL PROPERTIES continued

The following table represents exploration expenditures incurred during fiscal 2006:

	Copper			Bear
	Hill	Nor	Carswell	River	Total
	$	$	$	$	$
Accommodation and meals	33,144	99,166	–	–	132,310
Assays	13,101	20,343	–	326	33,770
Drafting	–	5,720	–	–	5,720
Drilling	61,589	–	–	–	61,589
Fuel	–	21,928	–	–	21,928
Geological wages, fees and costs	39,045	119,947	–	–	158,992
Geophysics	18,780	99,167	–	–	117,947
Helicopter	–	432,395	–	–	432,395
Housing	–	20,000	–	–	20,000
License and recording fees	6,926	1,349	–	–	8,275
Line cutting	14,715	109,794	–	–	124,509
Property supervision (Note 10(a))	10,200	31,693	4,250	1,000	47,143
Supplies and communication	8,361	49,237	–	224	57,822
Support wages	18,612	44,221	–	–	62,833
Surveys	13,997	86,568	–	–	100,565
Travel and vehicle	15,795	26,198	–	–	41,993
	254,265	1,167,726	4,250	1,550	1,427,791

(a)	Copper Hill Project, Ontario

(i)	By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 849 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(ii)	The Copper Hill Project was transferred to Golden Harp in exchange for 10,000,000 shares in the subsidiary. The property was transferred at $3,200,000 representing the fair value at the time of transfer, which resulted in an impairment loss of $958,629.

(iii)	Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iv)	Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During fiscal 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(v)	Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written-off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

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(vi)	Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vii)	Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

(b)	Nor Property, Yukon Territory

The Nor Property consists of 448 mineral claims in the Dawson Mining District, Yukon Territory. A total of 396 claims were acquired through staking with 166 claims acquired in the current year. The remaining 52 claims are held pursuant to an Option Agreement dated October 28, 2004, that gives the Company the right to earn a 100% interest. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)	$7,500 paid within 5 days of agreement (paid);

(ii)	a further $20,000 paid on June 1, 2005 (paid);

(iii)	a further $30,000 paid on December 1, 2005 (paid);

(iv)	a further $40,000 paid on December 1, 2006 (paid);

(v)	a further $50,000 to be paid December 1, 2007; and

(vi)	a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)	200,000 shares issued in December, 2004 (issued);

(ii)	a further 200,000 shares issued on December 1, 2005 (issued);

(iii)	a further 200,000 shares issued on December 1, 2006 (issued);

(iv)	a further 200,000 shares to be issued on December 1, 2007; and

(v)	a further 200,000 shares to be issued on December 1, 2008.

A total of 402 claims are subject to a 2% NSR royalty. The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

(c)	Carswell Property, Saskatchewan

During October 2004, the Company staked 1 claim, consisting of 5,993 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i)	$25,000 paid on or before March 19, 2005 (received);

(ii)	100,000 shares issued on or before March 19, 2005 (received);

(iii)	50,000 shares issued on or before March 14, 2006 (received);

(iv)	50,000 shares to be issued on or before March 14, 2007 (received);

(v)	$25,000 expended on exploration before March 14, 2006;

(vi)	$25,000 expended on exploration before March 14, 2007;

(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and

(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

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4 .	MINERAL PROPERTIES continued

(d)	Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

(e)	U Claims, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 90 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $260,000 cash consideration and issue a total of up to 750,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$30,000 paid within 5 days of agreement (paid);

(ii)	a further $30,000 to be paid on November 30, 2007;

(iii)	a further $40,000 to be paid on November 30, 2008;

(iv)	a further $50,000 to be paid on November 30, 2009;

(v)	a further $50,000 to be paid on November 30, 2010; and

(vi)	a further $60,000 to be paid on November 30, 2011.

Share consideration:

(i)	200,000 shares to be issued on December 7, 2006 (issued);

(ii)	a further 150,000 shares to be issued on November 30, 2007;

(iii)	a further 100,000 shares to be issued on November 30, 2008;

(iv)	a further 100,000 shares to be issued on November 30, 2009;

(v)	a further 100,000 shares to be issued on November 30, 2010; and

(vi)	a further 100,000 shares to be issued on November 30, 2011.

If at any time after November 30, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or

(ii)	at $3.00 per share or more,
- all further cash payments will be reduced to nil; and
- all further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

(f)	White River Copper, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 32 mineral claims in the Whitehorse Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $160,000 cash consideration and issue a total of up to 600,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$10,000 to be paid in April 2007 (paid);

(ii)	a further $20,000 to be paid on April 1, 2008;

(iii)	a further $25,000 to be paid on April 1, 2009;

(iv)	a further $30,000 to be paid on April 1, 2010;

(v)	a further $35,000 to be paid on April 1, 2011; and

(vi)	a further $40,000 to be paid on April 1, 2012.

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(f)	White River Copper, Yukon (continued)

Share consideration:

(i)	100,000 shares to be issued in April, 2007 (issued);

(ii)	a further 100,000 shares to be issued on April 1, 2008;

(iii)	a further 100,000 shares to be issued on April 1, 2009;

(iv)	a further 100,000 shares to be issued on April 1, 2010;

(v)	a further 100,000 shares to be issued on April 1, 2011; and

(vi)	a further 100,000 shares to be issued on April 1, 2012.

If at any time after December 12, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50% and/or

(ii)	at $3.00 per share or more:
- all further cash payments will be reduced to nil; and
- all further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

(g)	Turn River, Yukon

During February 2007 the Company and Logan Resources Ltd., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

5. NON-CONTROLLING INTEREST
Balance, May 31, 2006	$–
Increase in non-controlling interest	1,234,577
Share of net loss	(26,380)
Balance, May 31, 2007	$1,208,197

On November 30, 2006, Golden Harp closed a private placement of 1,582,500 flow-through units at $0.15 per unit and 3,726,250 non-flow-through units at $0.10 per unit for total gross proceeds of $610,000. Each non-flow-through unit consists of one common share and one share purchase warrant. Each flow-through unit consists of one flow-through common share and one-half of one flow-through share purchase warrant. Each whole share purchase warrant is exercisable at $0.25 to purchase one common share for two years.

In connection with the private placement Golden Harp paid $44,555 in share issuance costs.

Through the issuance of additional shares by Golden Harp to non-controlling interests, the Company’s ownership in Golden Harp decreased from 100% to 65.32% .

These transactions gave rise to a dilution loss of $749,584 and an increase in the non-controlling interest of $1,234,577.

2 0 0 7 A N N U A L R E P O RT 2 9

6.	SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number	Amount
	of shares	$

Issued as at May 31, 2005	35,345,256	10,971,353
Issued during fiscal 2006 for:
Cash
Flow-through private placements	3,610,000	902,500
Non-flow-through private placement	11,200,000	2,240,000
Stock options exercised	1,483,156	261,131
Warrants exercised	4,159,452	863,309
Share subscriptions receivable pursuant to
shares issued for option and warrants exercised	–	44,000
Mineral property option payment	200,000	36,000
Finders’ fees	852,470	170,494
Fair value of stock options exercised transferred from contributed surplus	–	154,398
Flow-through shares renunciation	–	(958,536)
Share issuance costs	–	(244,777)
Issued as at May 31, 2006	56,850,334	14,439,872
Issued during fiscal 2007 for:
Cash
Flow-through private placements	6,754,083	1,789,832
Stock options exercised	550,000	122,500
Agent options exercised	670,726	134,516
Warrants exercised	568,078	142,063
Mineral property option payments	500,000	139,000
Finders’ fees	143,420	38,006
Agent warrants	–	(41,197)
Fair value of stock options exercised transferred from contributed surplus	–	157,367
Flow-through shares renunciation	–	(610,460)
Share issuance costs	–	(108,818)
Issued as at May 31, 2007	66,036,641	16,202,681

For the year ended May 31, 2007:

(a)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow-through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units are $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

(b)	In the current year, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(c)	In the current year, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

(d)	The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

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A N E X P L O R A T I O N S T A G E C O M P A N Y

For the year ended May 31, 2006:

(a)	On August 3, 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non- flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(b)	On August 3, 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non- transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(c)	In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d)	The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share for a total fair value of $139,000.

(e)	In fiscal 2006, 1,483,156 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $261,131. The fair value when granted of $154,398 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(f)	In fiscal 2006, 4,159,452 warrants were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $863,309.

The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options issued during the year:

	2007	2006

Volatility percentage	–	79%
Risk-free interest rate	–	3.07%
Dividend yield	–	–
Expected life of options	–	2.0 years

There were no agents options issued in the current year.

7.	STOCK OPTIONS

(a)	Stock option plan and stock options issued – International KRL Resources Corp.

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

2 0 0 7 A N N U A L R E P O RT 3 1

7.	STOCK OPTIONS continued

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting in stages over one year from the grant date with a maximum of one-quarter of the options vesting in any three month period. Vesting restrictions may also be applied to other options grants, at the discretion of the directors.

The following table summarizes the continuity of the Company’s stock options.

		Weighted Average
	Number	Exercise Price
	of shares	$

Outstanding, May 31, 2005	1,895,000	0.21
Granted	3,925,000	0.42
Exercised	(720,000)	0.21
Forfeited/cancelled	(975,000)	0.23

Outstanding, May 31, 2006	4,125,000	0.41
Granted	950,000	0.38
Exercised +	(550,000)	0.22
Forfeited/cancelled	(275,000)	0.23
Outstanding, May 31, 2007	4,250,000	0.44

At May 31, 2007, the following share purchase options were outstanding:

	Exercise Price
Number of Options	$	Expiry Date

500,000	0.25	July 8, 2007
500,000	0.45	August 15, 2007
500,000	0.60	August 15, 2007
1,000,000	0.45	January 30, 2008
250,000	0.50	March 3, 2008
550,000	0.50	April 18, 2008
250,000	0.45	July 5, 2008
100,000	0.25	September 18, 2008
600,000	0.38	March 23, 2009
4,250,000

Additional information regarding options outstanding as at May 31, 2007 is as follows:

			Outstanding and Exercisable
		Weighted average
		remaining		Weighted average
Exercise Price	Outstanding	contractual life	Exercisable	Exercise Price
$	#	(years)	#	$

0.25	600,000	0.04	600,000	0.25
0.38	600,000	0.26	550,000	0.38
0.45	1,750,000	0.24	1,750,000	0.45
0.50	800,000	0.15	800,000	0.50
0.60	500,000	0.02	500,000	0.60
	4,250,000	0.73	4,200,000	0.44

The weighted average grant date fair value of options granted during the year was $0.13 (2006 – $0.10) per option.

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A N E X P L O R A T I O N S T A G E C O M P A N Y

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006
Risk free interest rate	4.07%	3.45%
Expected life (in years)	2	2
Expected volatility	85%	83%
Dividend yield	–	–

(b)	Stock option plan and stock options issued – Golden Harp Resources Inc.

Golden Harp grants stock options to directors, officers, employees and consultants for services, pursuant to its Incentive Share Option Plan (“the Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to 85% of the fair market value per share of Golden Harp’s stock on the grant date. Options have a maximum expiry period of ten years from the grant date. The number of options that may be issued under the Plan is limited to 2,000,000 common shares. Vesting restrictions may be applied to the options at the discretion of the directors.

On July 31, 2006, Golden Harp issued 1,075,000 stock options.

At May 31, 2007, Golden Harp had the following share purchase options outstanding and exercisable:

	Exercise Price
Number of options	$	Expiry date
1,075,000	0.10	July 31, 2011

The weighted average contract life remaining is 4.17 years.

The weighted average grant date fair value of options granted during the year was $0.08 per option.

The fair value for stock options granted was estimated using the Black Scholes options pricing model using the following weighted average assumptions:

2007

Risk-free interest rate	4.04%
Expected life (in years)	4.93
Expected volatility	100%
Dividend yield	–

(c)	Stock-based compensation

Total stock-based compensation expense recognized for stock options granted during the year was $226,466 (2006 –$367,464). Stock-based compensation of $66,005 (2006 - $Nil) was capitalized to mineral properties for options granted and $160,461 was charged to operations for options granted to directors, officers and consultants of the Company.

(d)	Agent options

At May 31, 2007 there were 87,593 agent options outstanding, exercisable at $0.25 expiring August 3, 2007. Upon exercise, the Company will issue one common share and one share purchase warrant exercisable at $0.50 expiring August 3, 2007.

8.	SHARE PURCHASE W ARRANTS

The following table summarizes the continuity of the Company’s share purchase warrants:

		Weighted average
		exercise price
	Number of shares	$

Balance, May 31, 2005	16,416,951	0.44
Issued with private placements	10,819,970	0.32
Issued upon the exercise of agent options	763,156	0.76
Exercised	(4,159,452)	0.21
Expired	(7,139,024)	0.34

2 0 0 7 A N N U A L R E P O RT 3 3

8.	SHARE PURCHASE WARRANTS continued

		Weighted average
		exercise price
	Number of shares	$

Balance, May 31, 2006	16,701,601	0.48
Issued with private placements	1,688,521	0.37
Issued upon the exercise of agent options	670,726	0.79
Agent warrants	677,413	0.37
Exercised	(568,078)	0.25
Expired	(9,194,420)	0.64
Balance, May 31, 2007	9,975,763	0.34

As at May 31, 2007, the following share purchase warrants were outstanding:

	Exercise Price
Number of warrants	$	Expiry Date
1,257,407	0.50	August 3, 2007
95,000	0.50	August 7, 2007
2,365,934	0.365	December 22, 2007
1,180,000	0.30	December 29, 2007
424,297	0.25	February 1, 2008
4,653,125	0.30	February 1, 2008
9,975,763

A further 87,593 warrants would be issued upon the exercise of the agent options as described in Note 7(d).

The Company recognized a share issuance cost for the fair value of agents’ warrants issued as finder’s fees in connection with private placements. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Company uses the Black Scholes option pricing model to estimate fair values of warrants using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	3.95%	–
Expected life of warrants (in years)	1.0 year	–
Expected volatility	84.97%	–
Dividend yield	–	–

The weighted average fair value of the agent warrants issued during the year was $0.06 (2006 - $Nil).

9.	CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company’s contributed surplus:

Amount
$
Balance, May 31, 2005	369,899
Fair value of stock options granted	379,429
Fair value of stock options cancelled/forfeited	(58,565)
Fair value of stock options exercised transferred to share capital	(154,398)

Balance, May 31, 2006	536,365
Fair value of stock options granted	144,938
Fair value of stock options granted by Golden Harp	81,528
Fair value of agent warrants	41,197
Fair value of stock options exercised transferred to share capital	(157,367)
Balance, May 31, 2007	646,661

3 4 N O T E S T O C O N S O L I D AT E D F I N A N C I A L S TAT E M E N T S

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A N E X P L O R A T I O N S T A G E C O M P A N Y

10.	RELATED PARTY TRANSACTIONS

(a)	The Company paid (received) the following amounts to (from) related parties at their exchange amounts:

	Year Ended May 31,
	2007	2006
	$	$

Management fees paid to directors and a company controlled by a director	96,000	42,500
Property supervision fees paid to a company controlled by a director	63,426	47,143
Rent reimbursement received from a company with common officers and directors
(included in office and miscellaneous)	(43,098)	(21,604)
	116,328	68,039

(b)	The Company incurred certain charges from a company controlled by the President. These charges have been recorded as exploration expenses and general and administration expenses as follows:

	Year Ended May 31,
	2007	2006
	$	$

Amounts capitalized as mineral properties	417,280	–
Amounts charged to general and administration expenses	98,105	–
	515,385	–

(c)	Due from related parties

	Year Ended May 31,
	2007	2006
	$	$
Under the same arrangement as note 10 (b) the following amounts are due from a company controlled by the President of the Company:
Advances	97,755	–
Amount due for the purchase of mineral exploration equipment	297,427	–

Due from the related party	395,182	–
Amount due from directors	6,000	6,697
Amount due from a company controlled by the President of the Company	26,023	40,779
Amount due from a company with common officers and directors
for reimbursement of shared office costs and other expenditures.	9,106	23,975
	436,311	71,451

All of the above amounts due to the Company, are unsecured, non-interest bearing and due on demand.

(d)	Share subscriptions receivable of $Nil (2006 - $49,000) was due from officers/directors for shares issued pursuant to the exercise of options and warrants. The amount was non-interest bearing, unsecured and due on demand.

11.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2007	2006
Canadian statutory income tax rate	33.45%	34.12%
	$	$

Income tax recoverable at statutory rate	901,100	248,459
Effect on income taxes due to:
Mineral property impairment	(320,661)	–
Share issuance costs	43,716	41,551
Prescribed resource loss	(15,478)	(21,964)
Taxable capital gains	(3,098)	(6,836)
Stock-based compensation	(53,674)	(109,479)
Dilution loss	(250,736)	–
Net non-deductible expenses	(29,871)	(723,293)
Previously unrecognized tax losses	501,614	1,112,098
Income tax recoverable	772,912	540,536

2 0 0 7 A N N U A L R E P O RT 3 5

11.	INCOME TAXES continued

The tax effects of temporary differences that give rise to significant portions of the future tax liability are as follows:

	2007	2006
	$	$
Non-capital losses carried forward	627,000	385,000
Resource pools	(1,152,000)	(803,000)
Property and equipment	13,000	–
Investment tax credit	56,000	–
Share issuance costs	120,000	–
Total future income tax liability	(336,000)	(418,000)
Valuation allowance	–	–
Net future income tax liability	(336,000)	(418,000)

The Company has approximately $1,874,000 of losses for tax purposes which may be used to reduce income taxes of future years and will expire as follows:

$

2008	65,000
2009	113,000
2010	315,000
2014	289,000
2015	281,000
2027	811,000
1,874,000

At May 31, 2007, the Company had cumulative Canadian Exploration Expenses of $17,000 which are deductible at a rate of 100% each year against future years' taxable income and have no expiry date.

At May 31, 2007, the Company had cumulative Canadian Development Expenses of $3,843,000 which are deductible at a rate of 30% each year against future years' taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

12.	SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada: British Columbia, Ontario, Saskatchewan and the Yukon Territory.

13.	COMMITMENTS

During fiscal 2006, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $3,057 per month. Minimum lease payments are as follows:

2008	$36,686
2009	36,686
2010	36,686
2011	36,686
2012	6,114
$152,858

3 6 N O T E S T O C O N S O L I D AT E D F I N A N C I A L S TAT E M E N T S

Corporate Office	Board of Directors

Suite 1640,1066 West Hastings Street	Seamus Young, President & CEO
Oceanic Plaza, Box 12543
Vancouver, BC V6E 3X1	Judith T. Mazvihwa, CFO

Clifford H. Frame, Managing Director
Telephone 604.689.0299
Fax 604.689.0288	Michael Muzylowski

Toll Free Canada 1.877.689.6130	F. Charles Vickers
Toll Free USA 1.800.665.3772

info@krl.net
Capitalization
www.krl.net
(As at October 4, 2007)

Issued and Outstanding: 66,036,641
Registrar & Transfer Agent
Outstanding Warrants: 8,623,356
Computershare Investor Services Inc.
4th Floor, 510 Burrard Street	Outstanding Options: 4,350,000
Vancouver, BC V6C 3B9
Fully Diluted: 79,009,997

Legal Counsel	Trading Symbols

Miller Thomson LLP	TSX.V:IRK
1000-840 Howe Street	PK (USA): IRKLF
Vancouver, BC V6Z 2M1	CUSIP: 45972T 105

Auditor
Shareholders are cordially invited
Manning Elliott LLP	to attend the Annual General Meeting
Chartered Accountants	on Friday, November 16, 2007 at 2:00 pm
11th Floor, 1050 West Pender Street	at the offices of Miller Thomson LLP,
Vancouver, BC V6E 3S7	Suite 1000, 840 Howe Street, Vancouver, BC.

W W W . K R L . N E T